FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

April 1, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release Dated March 24, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-09

EXETER REPORTS 8.7 MILLION OUNCES GOLD AND 2.1 BILLION POUNDS COPPER AS AN INTERIM
RESOURCE ESTIMATE FOR CASPICHE PROPERTY IN CHILE

Vancouver, B.C., March 24, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - "Exeter" or the "Company") is pleased to provide an interim National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for Caspiche, Chile. The estimate is based on data available to the end of 2008, leaving the deposit open for expansion to the west, south and to depth. A second mineral resource estimate, using all of the additional drilling data to the end of the season in May, is expected to be available in September 2009.

Caspiche interim mineral resource estimate 2008/09 season

Material	Category	Volume	Density	Tonnes	Gold	Gold	Copper	Copper
		(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Oxide	Inferred	30.8	2.4	74	0.55	1.30
Sulphide	Inferred	152.1	2.47	375.9	0.61	7.43	0.25	2,090.60
TOTAL GOLD	Inferred	182.9	2.46	449.9	0.60	8.73

Exeter’s Chairman, Yale Simpson, stated “It is important to consider that the estimated 8.73 million ounce gold resource does not include a value for the copper. Assuming values of $1.50 per pound copper and $800 per ounce gold, and assuming 100% metallurgical recovery in each case, we have calculated thatthe 2.09 billion pounds of contained copper effectively adds 3.92 million gold-equivalent ounces, for a total of 12.65 million gold equivalent ounces. The estimated content of the copper represents a 45% increase over the estimated gold resource content.*

“The near surface oxide resource has been almost totally depleted in copper making it potentially amenable to heap leaching for gold, as is common industry practice for such deposits. The sulphide material at depth would require a gold-copper flotation recovery path. Four internationally recognized engineering groups and metallurgical laboratories are currently conducting metallurgical testwork and infrastructure studies that will be included on our website when the reports become available.

“Current drilling has added 4,500 metres of data to the interim resource database. It is important to consider that some crucial assay data, including drill hole CSD032 with 1,214 metres at 0.9 grams per tonne (“g/t”) gold and 0.33% copper (see news release dated February 25, 2009) is yet to be factored into a resource estimate. We believe the additional data from holes drilled outside the interim resource shell will add significantly, both to the size and to the grade of the target deposit, as shown by the attached section diagram below.

“Following our recent financing, we can now extend drilling well beyond the current season. Our budget to September 2010 provides for a further $16 million in expenditures. The budget includes drilling to further expand the resource and in-fill drilling of the high grade area to “indicated resource” status. Infrastructure and metallurgical studies are also within the budget.

“The Company’s ultimate intension with regard to Caspiche is to negotiate a transaction with a major mining company, which will enable us to realize all or part of the value of the Caspiche discovery for the benefit of shareholders”.

*Gold equivalence was calculated using the formula pounds of copper multiplied by $1.50 divided by $800.

Note. The gold equivalent value was calculated using AuEq=Au (ppm)+(Cu%*(33.07/25.72)) and assuming metal prices of US$1.50/lb copper and US$800/oz gold and 100% recovery of both metals.

Drill Section Above: shows results and interpreted gold equivalent grade contours for holes CSD032, CSD023, CSD014 and CSD031.

Resource Estimate Authorship and Methodology

This is the first NI 43-101 compliant mineral resource estimate completed for the Caspiche property. The independent estimate was prepared by AMEC International (Chile) S.A. “AMEC”) (also completed NI 43-101 in 2006 for Kinross Gold for the nearby Cerro Casale deposit). AMEC is currently finalizing a NI 43-101 compliant technical report, which will be available on SEDAR at www.sedar.com shortly.

The mineral resource estimate was prepared by Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist and Manager of Mineral Resource Estimation of AMEC in Santiago, Chile. Mr. Marinho is “independent” and a “qualified person” as such terms are defined in NI 43-101.

A total of 12,976 metres of drilling, including 31 drill holes completed by Exeter to December 22, 2008, and 3,060 metres of third party drilling conducted in the 1990s was used in the preparation of this resource estimate which only includes mineralization from the Caspiche Central prospect.

AMEC estimated the mineral resource for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter. AMEC estimated gold and total copper grades using the inverse distance squared (ID2) method. AMEC determined reasonable prospects of economic extraction by applying preliminary economics for open pit and underground mining methods and tabulated the mineral resources within economic open pit and underground resource shells. Mineral resource shell parameters were defined from benchmarking similar projects in Chile. Because of relatively sparse drilling information, and uncertainty in the geological model and grade estimation, AMEC classified all mineral resources in the inferred category. Table 2 summarizes the mineral resource estimated by AMEC for the Caspiche property. The cut-off date for exploration information used for this mineral resource estimate was 22 December, 2008.

Mineral Resource Statement for Caspiche (Rodrigo Marinho, 22 December, 2008)

Source	Material	Category	Cut-off	Volume	Density	Tonnes	Au	Au	Cu	Cu
			Au (g/t)	(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Open Pit	Oxide	Inferred	0.3	30.8	2.40	74.0	0.55	1.299
	Sulphide	Inferred	0.3	80.4	2.46	197.5	0.61	3.869	0.22	957.9
Underground	Sulphide	Inferred	NA*	71.7	2.49	178.4	0.62	3.564	0.29	1,132.7
Total		Inferred		182.9	2.46	449.9	0.60	8.732	0.21	2,090.6

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

The block model consists of regular blocks (25 metres x 25 metres x 12 metres) and is rotated to a 057 degrees azimuth. The estimation plan for gold is the same for oxide and sulphide domains. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection. AMEC also generated a nearest neighbour (NN) model to validate the ID2 model. The NN model provides a declustering of drill hole data and is commonly used for validation of the grade estimation.

Quality Control and Assurance

Exeter drilling

Drill intercepts, where presented, are drill intersection widths and may not represent the true widths of mineralization. Individual gold and copper assay results presented have not been calculated using a gold cut-off grade, or with any cutting of high values. All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Any reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two or four metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge). Copper was assayed with a four acid digestion followed by atomic absorption spectroscopy. The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Other drilling

All other drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2 metre intervals. Details of RC drilling practices employed are not available to Exeter. It is reasonable to assume that industry-standard practices were used regarding drill-sampling procedures.

Specific details regarding the sample preparation and assay methodology for the drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control program consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001 registered assay laboratories.

The Company’s technical report on the Caspiche project dated February 9, 2009, summarizing the work and status of programs at Caspiche, is available at www.sedar.com. The report is also available on the Company's website noted below.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$40 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling with four rigs remains focussed on delineating the external boundaries of Caspiche with an objective of producing a second NI 43-101 compliant resources estimate in September 2009.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 g/t gold equivalent* over potentially mineable widths. The results from drilling to December 2008 will be used to produce a NI 43-101 compliant resources estimate, expected during the second quarter of 2009. Exeter will continue to develop its conceptual models so that on receipt of the resources estimate, it can advance the project to the scoping study level. We expect to re-commence drilling on the Escondida vein when permitting has been approved in early Q2, including possible extensions into the adjacent joint ventured Fomicruz lands.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

*	Note: Gold equivalent grade at Cerro Moro is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs and exploration results, the Company’s intention to enter into a transaction with respect to the Caspiche project, the potential tonnage, grades and content of deposits, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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